1290 Avenue of the Americas

New York, NY 10104

Julie Collett

Senior Director and

Counsel

(303) 902-9135

Julie.collett@equitable.com

December 22, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Financial Life Insurance Company (“Equitable Financial”)

Request for Withdrawal of Registration Statement on Form N-6 (File No. 333-251411)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form N-6 (File No. 333-251411) (Accession No. 0001193125-20-319701) , together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on December 17, 2020, was to register a new product offered by the Registrant.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, Equitable Financial and Separate Account FP respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The information that was filed in the Registration Statement will be re-filed at a later date.

Please contact the undersigned at (303) 902-9135 if you have any questions or comments.

Very truly yours,

/s/ Julie Collett
Julie Collett